EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Three Months Ended March 31,
	2016	2015
Earnings:
Net income(1)	$12,763	$87,572
Fixed Charges	31,581	30,613
Equity income in unconsolidated company	—	—
Interest capitalized	(2,378)	(3,885)
Amortization of previously capitalized interest	1,099	603
Total	43,065	114,903
Fixed Charges:
Interest cost and debt expense	27,705	25,197
Interest capitalized	2,378	3,885
Interest allocable to rental expense(2)	1,498	1,531
Total Fixed Charges	$31,581	$30,613
Preferred limited partner dividends	4,286	3,653
Total Fixed Charges and Preferred Dividends	$35,867	$34,266
Ratio of Earnings to Fixed Charges	1.36x	3.75x
Ratio of Earnings to Fixed Charges and Preferred Dividends	1.20x	3.35x

(1)

Includes gain on early extinguishment of debt expenses of $26.5 during the three months ended March 31, 2016 and non-cash gains on mark-to-market derivatives of $15.3 million and $102.4 million for the three months ended March 31, 2016 and 2015.

(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest, respectively.